Contact

www.linkedin.com/in/
michaelshaferwarmheart (LinkedIn)
www.warmheartworldwide.org
(Personal)
warmheartworldwide.tumblr.com/
(Blog)
www.flickr.com/photos/
warmheartworldwide/sets/
(Portfolio)

Top Skills

Community Development
Community Organizing
Program Development

Languages

Northern Thai
French
Tunisian colloquial Arabic

Michael Shafer

President, Board of Directors at Warm Heart Worldwide, Inc.
Chiang Mai, Thailand

Summary

I am the founder and director of Warm Heart, a grassroots community development organization serving Phrao, one of the poorest districts in northern Thailand. I spent 30 years teaching the international political economy of development and at 55 decided that it was time to put theory into practice. Having spent time consulting for USAID, the State Department, the EU and others on issues of higher education reform (the Baltic States, Poland, Moldova, and Lebanon) and with direct or partnered grant support from East-East, Prudential, the US Institute of Peace and others on issues of community rebuilding (ex-Yugoslavia, Ethiopia, and South Africa), I felt it was time to live with my recommendations. Since 2008, Warm Heart has grown dramatically and has transformed the lives of many people in our small, rural area. It has become an exciting community level test bed for many of the hot, silver bullet solutions to the developing world's woes. The vampires are winning, and the champions of rapid replication and scalability are in general proving to be champions of large scale failure. (Is anyone old enough to remember Khrushchev's virgin lands program?) Warm Heart, however, is thriving and I am greatly enjoying retirement.

Specialties: Small-scale biochar production and use by small farmers, which now involved 10,000 small farmers in E. Africa and 1,000 in Thailand. Professor of International Relations and International Political Economy with a specialization in the comparative political economy of development. Consulting expertise in higher education reform, in community rebuilding post-war and post-genocide, and in community development with a specialization in microenterprise.

Experience

Warm Heart Foundation
Founder and Director
July 2008 - Present (16 years 9 months)

Warm Heart Worldwide, Inc.
Co-Founder and Co-Director of Warm Heart
July 2008 - Present (16 years 9 months)
Highland Park, NJ

Founder of Warm Heart Worldwide, Inc., President of the Board, and Director of Warm Heart Foundation, the operating unit in northern Thailand.

COBALT STUDIOS, INC.
Board Member
1988 - 2013 (25 years)

Assisted in the initial conceptualization of Cobalt, prepared the business plan, organized the purchase of the property, helped with the renovation of the main buildings, and provided ongoing advice.

Global PACT, Inc.
Founder and Director
2002 - 2010 (8 years)

Center for Global Security and Democracy
Director
2004 - June 2008 (4 years)

Rutgers University
Professor, Political Science
September 1984 - June 2008 (23 years 10 months)

Professor of international relations and international political economy specializing in the comparative political economy of development. For 10 years the director of the Rutgers Citizenship and Service Education (CASE) Program and for 4 years director of the Rutgers Center for Global Security and Democracy. Consultancies in Eastern, Central and Southeastern Europe, the Middle East, Africa and Asia.

NJ Vietnam Veterans' Memorial Foundation
Consultant
2000 - 2008 (8 years)

Developed overall concept of the Vietnam War Museum located at the Memorial, negotiated the concept with competing stakeholders, selected the design firm, assisted with many museum programs and events.

Consultant
Higher Education Reform Consultant
1990 - 2008 (18 years)

At Rutgers University, the State University of New Jersey, I was deeply involved in institutional reform as the university developed from a collection of small, liberal arts colleges to a major, AAU, Carnegie I research university with 65,000 students, 10,000 faculty and staff, and an annual budget of $1.5 billion. I served initially on the main campus strategic budget reform committee, went on the become President of the Faculty, University Senator and Faculty Representative on the Board of Governors of the university.

In play during the fifteen years that I was active in restructuring at Rutgers were issues that ranged from redefining the university's very mission in the State, choices among alternative business models and forms of governance, efforts to develop feed-back mechanisms that drove curricular change as work force requirements changed, the extent to which the university ought to serve as a crucible of citizenship, how to manage corporate relations, patents and licensing, etc.

While Rutgers was struggling with these issues, the Berlin Wall came down and suddenly dozens of universities configured to produce new Soviet men were expected to produce competent citizens of modern, liberal, market economies. From 1990 until 2005 I consulted with universities across the Baltics, Eastern and Central Europe and the ex-Soviet Union on matters ranging from mission statements to TA training. On the side, I connected my work in community reconstruction to university reform with lengthy stints in Lebanon and South Africa. The challenges were extraordinary: there was no money; the infrastructure was shot, the funders had no idea how universities worked or what educational reform required, all of the tenured faculty were Moscow State University trained old guard Communists who found everything suggested ridiculous or dangerous to the national and its youth. My liver suffered, but I have seldom had so much. The intellectual and problem-solving challenges were constant.

Rutgers University - CASE program
Director
1994 - 2004 (10 years)
Rutgers University, New Brunswick, NJ

Under Dr. Shafer's leadership CASE became one of the largest, most international service-learning programs in the U.S. CASE also became the key to Rutgers' service mission to New Jersey. During Dr. Shafer's tenure, CASE volunteers rendered more than 1,000,000 hours of service to more than 500 Community Partners valued conservatively $4.5 million. When he stepped down, CASE interns averaged 75,000 hours of service annually.

Under Dr. Shafer's, CASE provided technical assistance across the US and around the world. In the US, CASE assisted, for example, Auburn, Columbia, Princeton, Southwest Missouri State and UTEP. Dr. Shafer took real pride, however, in its operations in East Europe, the Middle East and South Africa. In these newly democratic areas, CASE offered a unique combination of benefits at low cost. It provided a simple means to transform curriculum & classroom practice from an authority- and theory-heavy orientation to a more hands-on, active-learning orientation. Educationally important in itself, this transformation was also critical to training a new elite possessing the knowledge, skills and a democratic ethic to carry these countries into the 21st century. With direct or sub-contracted funding from the EU, USAID, USIA and client universities, for example:
> At Balamand University in Lebanon CASE used a 3-year Bureau grant to develop the "SEED" program that ultimately enrolled 10% of the Balamand student body.
> n the Baltics, CASE collaborate with the Local Democracy Partnership (see below) on a Bureau funded project that will, inter alia, result in the creation of service-learning programs at six different universities.
> In Limon, Costa Rica, CASE developed a 12-week summer service-learning program.
> At University of Natal in South Africa CASE helped in the development of a CASE program in Political Studies and the School of Public Policy.
> CASE developed and implemented www.njserves.org, the first online database of New Jersey nonprofits.

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Education

Harvard University
Ph.D, Government · (1978 - 1984)

Yale University
BA, History · (1971 - 1976)

Exeter
High School Diploma · (1968 - 1971)